Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Buffalo Wild Wings, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333‑110767, 333-134513, 333-151137, 333-181707, and 333-183548) on form S-8 of Buffalo Wild Wings, Inc. and subsidiaries of our reports dated February 25, 2016, with respect to the consolidated balance sheets of Buffalo Wild Wings, Inc. and subsidiaries as of December 27, 2015 and December 28, 2014, and the related consolidated statements of earnings, comprehensive income, total equity, and cash flows for each of the fiscal years in the three-year period ended December 27, 2015, and the effectiveness of internal control over financial reporting as of December 27, 2015, which reports appear in the December 27, 2015 annual report on Form 10-K of Buffalo Wild Wings, Inc. and subsidiaries.
Our report dated February 25, 2016, on the effectiveness of internal control over financial reporting as of December 27, 2015, expresses our opinion that Buffalo Wild Wings, Inc. and subsidiaries did not maintain effective internal control over financial reporting as of February 25, 2016 because of the effects of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that material weaknesses related to a lack of sufficient resources to identify and analyze changes in business activities and the impact on internal controls over financial reporting; ineffective design and operation of process level controls over accounting for lease arrangements entered into by the Company and acquired in business combinations and over the review and approval of manual journal entries have been identified and included in management’s assessment.
/s/ KPMG LLP
Minneapolis, Minnesota
(February 25, 2016)